SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Szepelak, Roger M. (Last) (First) (Middle) Ramada Inn and Speedway Casino 3227 Civic Center Drive (Street) North Las Vegas, NV 89030 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) November 08, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol
MTR Gaming Group, Inc.   MNTG
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
                        Officer                X          Other

Officer/Other
Description Chief Operating Officer of Subsidiary	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock (1)	2,500	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Szepelak, Roger M. - November 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock Options pursuant to Employment Agmt (1) (2)	10/25/2000 | 10/24/2005	Common Stock - 75,000	$6.2500	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Roger M. Szepelak Page 2 SEC 1473 (3-99)

Szepelak, Roger M. - November 2002
Form 3 (continued)
FOOTNOTE Descriptions for MTR Gaming Group, Inc. MNTG

Form 3 - November 2002

Roger M. Szepelak
Ramada Inn and Speedway Casino
3227 Civic Center Drive
North Las Vegas, NV 89030
Explanation of responses:

 (1)   The filer is an officer of a wholly-owned subsidiary. Accordingly, this filing is voluntary.
(2)   50,000 of these options remain subject to certain vesting requirements.

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